UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K
CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

June 30, 2003
Date of Report (Date of earliest event reported)

Quantum Corporation
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-13449	94-2665054
(Commission File Number)	(IRS Employer Identification No.)

501 Sycamore Dr., Milpitas, CA	95035
(Address of principal executive offices)	(Zip Code)

408-944-4000
(Registrant's telephone number, including area code)

Item 5.   OTHER EVENTS

On June 30, 2003, Quantum Corporation issued a press release, a copy of which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

QUANTUM CORPORATION

By: /s/ SHAWN HALL

Shawn Hall

Vice President, General Counsel and Secretary

Dated: June 30, 2003

EXHIBIT INDEX

Exhibit 99.1   **Press release, dated June 30, 2003**

Exhibit 99.1- Press release, dated June 30, 2003.

QUANTUM FILES FISCAL YEAR 2003 ANNUAL REPORT ON FORM 10-K

MILPITAS, Calif., June 30, 2003 – Quantum Corp. (NYSE:DSS), a leading provider of data protection systems, today announced the filing of its annual report on Form 10-K for fiscal year 2003, ended March 31, 2003.

Included in the filing is a fiscal fourth quarter (FQ4) adjustment that increases cost of revenue by $1.8 million. This adjustment relates to corrections of items from prior periods and is primarily associated with the accounting for product and service inventories. These corrections, which were not material to the prior periods, were identified during the planning for a system conversion in one of the company's business groups.

As a result of the adjustment, Quantum's FQ4 net loss, on a GAAP basis, was $6 million, or 4 cents per share. Non-GAAP net income was $4 million, or 2 cents per share, diluted. On a full fiscal year basis, the GAAP net loss was $264 million, or $1.63 per share, and the non-GAAP net loss was $11 million, or 7 cents per share. For a reconciliation of GAAP to non-GAAP results, please see the table entitled "GAAP to Non-GAAP Reconciliation of Consolidated Statements of Operations" below.

The entire 10-K filing can be accessed via the company's website at http://investors.quantum.com/.

Use of Non-GAAP Financial Measures

The non-GAAP financial measures used in this press release exclude the impact of acquisition-related intangible asset amortization, special charges, goodwill write-down and adjustment, transitional or discontinued activities and operations, certain non-operating gains and losses, and related adjustments to provision for income taxes on Quantum's operating results. These non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Quantum's management refers to these non-GAAP financial measures in making operating decisions because they provide meaningful supplemental information regarding the company's operational performance. For instance, management believes these non-GAAP financial measures are helpful in assessing Quantum's core operating results. In addition, these non-GAAP financial measures facilitate management's internal comparisons to Quantum's historical operating results and comparisons to competitors' operating results. Quantum includes these non-GAAP financial measures in its earnings announcement because the company believes they are useful to investors in allowing for greater transparency related to supplemental information used by management in its financial and operational decision-making. In addition, Quantum has historically reported similar non-GAAP financial measures to its investors and believes that the inclusion of comparative numbers provides consistency in the company's financial reporting at this time. Investors are encouraged to review the reconciliation of the non-GAAP financial measures used in this press release to their most directly comparable GAAP financial measures as provided with the financial statements attached to this press release.

GAAP TO NON-GAAP RECONCILIATION OF CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended				Twelve Months Ended			
	March 31, 2003			March 31, 2003	March 31, 2003			March 31, 2003
	GAAP	Adjustments	Notes	Non-GAAP	GAAP	Adjustments	Notes	Non-GAAP
Product revenue	$ 187,031			$ 187,031	$ 684,156			$ 684,156
Royalty revenue	48,105			48,105	186,653			186,653
Total revenue	235,136			235,136	870,809			870,809
Cost of revenue	162,335	$ (2,974)	A	159,361	603,646	$ (8,699)	A	594,947
Gross margin	72,801	2,974		75,775	267,163	8,699		275,862
Operating expenses:								
Research and development	29,232	(257)	A	28,975	111,926	(301)	A	111,625
Sales and marketing	22,919	(1,314)	A	21,605	100,454	(4,539)	A	95,915
General and administrative	15,868	(126)	A	15,742	71,266	(504)	A	70,762
Goodwill impairment	-			-	58,689	(58,689)		-
Special charges	79	(79)		-	24,200	(24,200)		-
Purchased in-process research and development	7,802	(7,802)		-	7,802	(7,802)		-
	75,900	(9,578)		66,322	374,337	(96,035)		278,302
Income (loss) from operations	(3,099)	12,552		9,453	(107,174)	104,734		(2,440)
Equity investment write-downs	-			-	(17,061)	17,061		-
Interest income and other, net	2,577			2,577	11,481			11,481
Interest expense	(6,169)			(6,169)	(24,419)			(24,419)
Income (loss) before income taxes	(6,691)	12,552		5,861	(137,173)	121,795		(15,378)
Income tax provision (benefit)	74	1,685	B	1,759	(5,085)	472	C	(4,613)
Income (loss) from continuing operations	(6,765)	10,867		4,102	(132,088)	121,323		(10,765)
Discontinued operations:								
Results of NASD discontinued operations, net of income taxes	326	(326)		-	(37,909)	37,909		-
Loss from discontinued operations	326	(326)		-	(37,909)	37,909		-
Income (loss) before cumulative effect of an accounting change	(6,439)	10,541		4,102	(169,997)	159,232		(10,765)
Cumulative effect of an accounting change	-			-	(94,298)	94,298		-
Net income (loss)	$ (6,439)	$ 10,541		$ 4,102	$ (264,295)	$ 253,530		$ (10,765)
Net income (loss) per share - diluted	$ (0.04)	$ 0.06		$ 0.02	$ (1.63)	$ 1.56		$ (0.07)

Notes

A. Amortization of intangible assets.

B. Tax benefit on certain non-GAAP adjustments.

C. Income tax expense related to outsourced manufacturing	$ 10,293
Income tax expense related to purchase of IP technology	1,850
Income tax effect related to all other charges	(12,615)
	$ (472)

About Quantum

Quantum Corp. (NYSE:DSS), founded in 1980, is a global leader in data protection, meeting the needs of business customers with enterprise-wide storage solutions and services. Quantum offers a wide range of tape drive and tape automation products for managing, storing and transferring data, and its DLTtape™ technology is the standard for tape backup, archiving, and recovery. Over the past year, Quantum has also been one of the pioneers in the emerging market of disk-based backup, offering a solution that emulates a tape library and is optimized for data protection. Quantum sales for the fiscal year ending March 31, 2003, were $871 million. Quantum Corp., 501 Sycamore Dr., Milpitas, CA 95035, (408) 944-4000, www.quantum.com.

NOTE: Quantum and the Quantum logo are trademarks of Quantum Corporation registered in the United States and other countries. DLTtape is a trademark of Quantum Corporation. All other trademarks are the property of their respective owners.

QUANTUM CORPORATION

NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per-share amounts)

	Press Release: May 19, 2003		Adjustments	Notes	Adjusted Amounts	
	March 31, 2003				March 31, 2003	
	Three Months Ended	Twelve Months Ended			Three Months Ended	Twelve Months Ended
Product revenue	$ 187,031	$ 684,156			$ 187,031	$ 684,156
Royalty revenue	48,105	186,653			48,105	186,653
Total revenue	235,136	870,809			235,136	870,809
Cost of revenue	157,544	593,130	$ 1,817	(A)	159,361	594,947
Gross margin	77,592	277,679	(1,817)		75,775	275,862
Operating expenses:						
Research and development	28,975	111,625			28,975	111,625
Sales and marketing	21,605	95,915			21,605	95,915
General and administrative	15,742	70,762			15,742	70,762
	66,322	278,302	-		66,322	278,302
Income (loss) from operations	11,270	(623)	(1,817)		9,453	(2,440)
Interest income and other, net	2,577	11,481			2,577	11,481
Interest expense	(6,169)	(24,419)			(6,169)	(24,419)
Income (loss) before income taxes	7,678	(13,561)	(1,817)		5,861	(15,378)
Income tax provision (benefit)	2,304	(4,068)	(545)	(B)	1,759	(4,613)
Net income (loss)	$ 5,374	$ (9,493)	$ (1,272)		$ 4,102	$ (10,765)
Net income (loss) per share						
Basic	$ 0.03	$ (0.06)			$ 0.02	$ (0.07)
Diluted	$ 0.03	$ (0.06)			$ 0.02	$ (0.07)
Weighted average common and common equivalent shares:						
Basic	171,550	162,208			171,550	162,208
Diluted	174,970	162,208			174,970	162,208

Notes

(A) Additional cost of revenue due mainly to inventory
    adjustments related to prior periods.

(B) Tax effect of above adjustments.

QUANTUM CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per-share amounts)

	Press Release: May 19, 2003		Adjustments	Notes	Adjusted Amounts	
	March 31, 2003				March 31, 2003	
	Three Months Ended	Twelve Months Ended			Three Months Ended	Twelve Months Ended
Product revenue	$ 187,031	$ 684,156			$ 187,031	$ 684,156
Royalty revenue	48,105	186,653			48,105	186,653
Total revenue	235,136	870,809			235,136	870,809
Cost of revenue	160,518	601,829	$ 1,817	(A)	162,335	603,646
Gross margin	74,618	268,980	(1,817)		72,801	267,163
Operating expenses:						
Research and development	29,232	111,926			29,232	111,926
Sales and marketing	22,919	100,454			22,919	100,454
General and administrative	15,868	71,266			15,868	71,266
Goodwill impairment	-	58,689			-	58,689
Special charges	79	24,200			79	24,200
Purchased in-process research and development	7,802	7,802			7,802	7,802
	75,900	374,337	-		75,900	374,337
Loss from operations	(1,282)	(105,357)	(1,817)		(3,099)	(107,174)
Equity investment write-downs	-	(17,061)			-	(17,061)
Interest income and other, net	2,577	11,481			2,577	11,481
Interest expense	(6,169)	(24,419)			(6,169)	(24,419)
Loss before income taxes	(4,874)	(135,356)	(1,817)		(6,691)	(137,173)
Income tax provision (benefit)	619	(4,540)	(545)	(B)	74	(5,085)
Loss from continuing operations	(5,493)	(130,816)	(1,272)		(6,765)	(132,088)
Discontinued operations:						
Income (loss) from NAS discontinued operations, net of income taxes	326	(37,909)			326	(37,909)
Income (loss) from discontinued operations	326	(37,909)			326	(37,909)
Loss before cumulative effect of an accounting change	(5,167)	(168,725)	(1,272)		(6,439)	(169,997)
Cumulative effect of an accounting change	-	(94,298)			-	(94,298)
Net loss	$ (5,167)	$ (263,023)	$ (1,272)		$ (6,439)	$ (264,295)
Loss per share from continuing operations						
Basic	$ (0.03)	$ (0.81)			$ (0.04)	$ (0.81)
Diluted	$ (0.03)	$ (0.81)			$ (0.04)	$ (0.81)
Income (loss) per share from discontinued operations						
Basic	$ 0.00	$ (0.23)			$ 0.00	$ (0.23)
Diluted	$ 0.00	$ (0.23)			$ 0.00	$ (0.23)
Cumulative effect per share of an accounting change						
Basic	$ -	$ (0.58)			$ -	$ (0.58)
Diluted	$ -	$ (0.58)			$ -	$ (0.58)
Net loss per share						
Basic	$ (0.03)	$ (1.62)			$ (0.04)	$ (1.63)
Diluted	$ (0.03)	$ (1.62)			$ (0.04)	$ (1.63)
Weighted average common and common equivalent shares						
Basic	171,550	162,208			171,550	162,208
Diluted	171,550	162,208			171,550	162,208

Notes
(A) Additional cost of revenue due mainly to inventory
    adjustments related to prior periods.

(B) Tax effect of above adjustments.

QUANTUM CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	Press Release: May 19, 2003	Adjustments	Notes	Adjusted Amounts
	March 31, 2003			March 31, 2003
Assets				
Current assets:				
Cash and cash equivalents	$ 222,239	$ (505)	(A)	$ 221,734
Short term investments	97,055			97,055
Accounts receivable, net of allowance for doubtful debts	133,760			133,760
Inventories	69,317	(3,012)	(A)	66,305
Deferred income taxes	45,825	545	(B)	46,370
Service inventories	47,404	1,700	(A)	49,104
Other current assets	26,080			26,080
Total current assets	641,680	(1,272)		640,408
Long-term assets:				
Property and equipment, net	54,522			54,522
Goodwill, net	40,916			40,916
Intangible assets, net	79,444			79,444
Other assets	10,606			10,606
Receivable from Maxtor Corporation	95,833			95,833
	281,321	-		281,321
	$ 923,001	$ (1,272)		$ 921,729
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$ 104,495			$ 104,495
Accrued warranty	49,582			49,582
Other accrued liabilities	99,899			99,899
Total current liabilities	253,976	-		253,976
Long-term liabilities:				
Deferred income taxes	25,091			25,091
Convertible subordinated debt	287,500			287,500
Stockholders' equity	356,434	(1,272)	(C)	355,162
	$ 923,001	$ (1,272)		$ 921,729

Notes

(A) Adjustments related to prior periods.

(B) Tax effect of above adjustments.

(C) Net effect of adjustments on statements of operations.